United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2025

MCI INCOME FUND VII, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-0274196
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2101 CEDAR SPRINGS ROAD, SUITE 700

Dallas, Texas 75201

(Full mailing address of principal executive offices)

888-418-3730

(Issuer’s telephone number)

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semiannual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. All forward-looking statements attributable to us are expressly qualified in their entirety by the risks and uncertainties described in our offering circular.   Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

MCI Income Fund VII, LLC, a Delaware limited liability company (the “Company”), was formed on August 26, 2022 to provide secured financing exclusively to MCI Development 1, LLC, a Wyoming limited liability company (the “Developer”) for: (A) the acquisition of land and the development of single-family homes and condominiums, multi-family residential communities, and commercial or mixed-use facilities to be marketed for sale; and (B) the acquisition of single-family homes; existing multi-family properties and/or existing commercial properties for their redevelopment and sale. We will provide this financing through multiple loans (the “Loans”) to the Developer or its wholly owned subsidiaries, each referred to as a “special purpose entity”, or “SPE”, formed to hold title to the subject real estate and project being financed. We anticipate that the real estate projects will be primarily located in Texas, although we may also provide financing to properties located anywhere in the continental United States.

Each Loan to an SPE of the Developer will be underwritten, secured, and documented in accordance with the Company’s Loan Policies and Procedures. Each potential Loan to an SPE of Developer, if conforming to the lending criteria requirements of the Loan Policies and Procedures, will be approved by the Manager. We will seek to set interest rates that reflect the market interest rates for loans of the same or similar type and purpose, but such rates are subject to change by the Manager at its sole discretion. We anticipate that Loans will be structured typically to mature on June 30th of the fourth year following the year the respective note memorializing the applicable Loan was issued, provided however, that the SPE has the right to request two additional three-year term extensions of the relevant Loan, on or after the initial Loan maturity date. Moreover, the SPE will have the ability, in its sole discretion, to pay principal and/or interest on the outstanding principal balance of the relevant Note without prepayment fee or penalty. We anticipate that Developer will have a limited guaranty on any principal outstanding on any Loan to an SPE. These limited guaranties from the Developer will not include interest on the Loans, nor will the Loans be cross collateralized amongst the assets of the various SPEs or any other entity. An interest reserve intended to cover debt service payments under the Loan shall be included in the budget for each development and/or construction project and will be funded from the proceeds of the applicable Loan, as needed.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio of Loans.

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-month period ended June 30, 2025 and June 30, 2024, respectively.

Results of Operations – For the Six-months Ended June 30, 2025

As of June 30, 2025, the Company had sold an aggregate of $4,247,097 in Bonds over the life of the offering, including $3,252,000 in Class A Bonds and $995,097 Class B Bonds. No Bonds had been sold prior to June 30, 2024. For the six-month period beginning June 30, 2024 through December 31, 2024, the Company sold $758,000 in Bonds (including $15,000 in Class A Bonds and $743,000 Class B Bonds). For the six-month period beginning January 1, 2025 through June 30, 2025, the Company sold an additional $3,489,097 in Bonds (including $3,237,000 in Series A-1 Class A Bonds and $252,097 Series B-1 Class B Bonds). All Bonds sold between the offering commencement and June 30, 2025, are classified as Series 1 Bonds.

The Company issued its first Loan in June 2025. As of June 30, 2025, the Company had issued two mortgage loans with an aggregate value of $3,630,000 to Developer’s wholly owned entity, Megatel Venetian, LLC, for the acquisition (via refinancing of an affiliate’s loans) of seven homes. Both Loans are more fully described in the Company’s Form 1-U filings filed June 10, 2025 and June 24, 2025, respectively.

As of June 30, 2025, the Company’s cash balance was $309,452, and the total assets were $332,493. In addition, as of June 30, 2025, revenue from loan interest was $23,041. As of such date, the Company had operating expenses of $325,337, which included audit and tax professional fees, legal fees, and other operating expenses, which resulted in an operating income (loss) for the six months ending June 30, 2025, of $(302,296). The Company had other income expenses, (including interest expenses, miscellaneous income, and various other expenses) totaling $(115,638), resulting in a net income (loss) for the period ending June 30, 2025 of $(417,934). The amounts stated herein are derived from the unaudited financial statements as of June 30, 2025, included elsewhere in this Semiannual Report.

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Results of Operations – For the Six-months Ended June 30, 2024

As of June 30, 2024, no Bonds had been offered and sold, the Company had $0.00 in cash on hand for operations, and no investment in Loans had been made. The Company did not commence operations until after this date.

Liquidity and Capital Resources

As of June 30, 2025, the Company had sold an aggregate of $4,247,097 in Bonds, consisting of $3 252 000 in Series 1 Class A Bonds and $995 097 in Series 1 Class B Bonds, respectively, pursuant to its offering of Bonds. Our principal demands for cash will continue to be costs associated with lending capital via secured loans to Developer and its SPEs, particularly the principal amounts to be loaned. Other cash needs include payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund Loans from the net proceeds of the Bonds offering, and we anticipate other cash obligations will generally be paid from interest income generated from the Loans.

As of June 30, 2025, the Company had $309,452 in cash on hand for operations.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses and continuing debt service obligations, including the debt service obligations of the Bonds as additional Loans are made and generating interest income for the Company. However, the Company’s ability to finance operations is subject to some uncertainties. The Company’s ability to generate interest income (its primary source of income) is dependent upon the performance of the Developer related to each of the Loans and the underlying real property assets, and the economic and business environments of the various markets in which the underlying properties are located. The Company’s ability to liquidate its assets (i.e., the Loans) is partially dependent upon the state of real estate markets and the ability of the Developer or its SPEs to sell the properties securing the Loans to third party purchasers in order to pay back the principal balance plus accrued interest. The Company will recycle capital into new Loans as older Loans are paid off. In general, the Company intends to pay debt service on the Bonds from cash flow obtained from operations. If cash flow from operations is insufficient, then we intend for our Manager or its affiliates to cover debt service and operating and administrative expenses (although neither is obligated to do so). As of the date of this Semiannual Report, the Manager has covered any deficiencies in capital as needed to fully cover the Company’s expense obligations.

Potential future sources of capital include establishing additional offering of securities, whether debt or equity, proceeds from the payoff of Loans, and undistributed cash flow, subject to any limitations described in the Offering Circular. Note that, currently, we have not identified any additional source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing, if sought, will be available on favorable terms or at all.

Trend Information

In the period ended June 30, 2025, an aggregate of $4,247,097 in Bonds have been offered and sold. The Company has used the net proceeds from the offering of the Bonds to fund Loans and intends to continue to do so as described above. The Company has a pipeline of Loan opportunities, and we expect capital deployment to continue as additional issuances of Bonds are made.

We have limited capitalization and require the proceeds from this offering in order to make Loans to Developer and its SPEs. Should we fail to obtain sufficient working capital through this offering, we may be forced to modify our business plan. We seek to invest primarily in the Loans. As such, our primary interest rate exposures relate to the yield on the Loans and the value of the underlying real estate investment and the cost of debt. Changes in interest rates and credit spreads may affect our ability to make Loans. Increases in interest rates and credit spreads may also negatively affect demand for Loans and could result in higher borrower default rates.

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We remain subject to, among other things, risk of defaults on the Loans in paying debt service on the Loans and the underlying real estate investments. Any deterioration of real estate fundamentals generally, and in the U.S. in particular, could negatively impact our performance by making it more difficult for borrowers of our Loans to satisfy their debt payment obligations, increasing the default risk applicable to borrower entities, and/or making it more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of borrower entities and/or the value of underlying real estate collateral relating to our Loans and may include economic and/or market fluctuations, changes in environmental, zoning and other laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand, fluctuations in real estate fundamentals, the financial resources of borrower entities, energy supply shortages, various uninsured or uninsurable risks, natural disasters, political events, terrorism and acts of war, changes in government regulations, uncertainties and market fluctuations related to tariff policies, changes in real property tax rates and/or tax credits, changes in operating expenses, changes in interest rates, changes in inflation rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, negative developments in the economy and/or adverse changes in real estate values generally and other factors that are beyond our control. We cannot predict the degree to which economic conditions generally, and the conditions for real estate debt investing in particular, will improve or decline. Any declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our business, financial condition, and results of operations.

The U.S. Government announced, and in some cases implemented, changes to trade policies, which includes significant increases in tariffs on imports from various countries and indicated that it will seek to renegotiate or terminate certain existing trade agreements. The effects on the real estate remain uncertain, and the Company cannot predict whether the net effect of new trade policies will be positive, negative, or neutral to the value of real estate in the United States. These policies may potentially increase material costs for real estate construction efforts and may affect the value of real estate, including the properties securing our Loans. Further, sharp shifts in tariff policies and the potential for global trade conflict and retaliatory actions have caused disruption and volatility in capital markets globally. While the volatility may have negative effects on real estate markets, it could also result in buying opportunities for market participants. The Manager and its executive leadership continue to monitor evolving market conditions and their implications for the Company’s business objectives in order to best position the Company to respond effectively and strategically.

ITEM 2. OTHER INFORMATION

The offering of Bonds in which this Form 1-SA relates was originally qualified by the U.S. Securities and Exchange Commission on July 22, 2024. On July 22, 2025, the Company filed Post-Qualification Amendment No. 6 on Form 1-A POS in part to provide notice of a one-year extension of the offering of Bonds. The offering was requalified July 23, 2025. As part of the offering extension, the sale of Series A-1 (for the Class A Bonds) and Series B-1 (for the Class B Bonds) will transition to the sale of Series A-2 and Series B-2, respectively. No additional Series 1 Bonds will be sold once the Series 2 Bond issuance commences.

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ITEM 3. FINANCIAL STATEMENTS

Contents

MCI INCOME FUND VII, LLC

MCI DEVELOPMENT 1, LLC

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MCI Income Fund VII, LLC

Balance Sheet

	December 31, 2024	June 30, 2025
Assets

Current Assets
Cash and Cash Equivalents	$695,509	$309,452
Accounts Receivable	48,300	23,041
Accounts Receivable - Related Party	–	–
Total Current Assets	743,809	332,493

Long-Term Assets
Notes Receivable - Related Party	–	3,630,000
Total Long-Term Asset	–	3,630,000

Total Assets	$743,809	$3,962,493

Liabilities and Members’ Deficit

Current Liabilities
Accounts Payable - Related Parties	$–	$–
Accrued Expenses	14,213	161,734
Total Current Liabilities	14,213	161,734

Long-Term Liabilities
Bonds Payable	758,000	4,247,097
Total Long-Term Liabilities	758,000	4,247,097

Total Liabilities	772,213	4,408,831

Members’ Deficit	(28,404)	(446,338)

Total Liabilities and Members’ Deficit	$743,809	$3,962,493

The accompanying notes are an integral part of these financial statements.

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MCI Income Fund VII, LLC

Statement of Operations and Changes in Members’ Capital

	Quarter Ended June 30, 2024	Quarter Ended June 30, 2025

Interest Income	$–	$23,041

Operating Expenses	–	325,337

Operating Income (Loss)	–	(302,296)

Other Income (Expense)
Interest Income	–	–
Miscellaneous Income	–	9,233
Interest Expense	–	(122,048)
Other Expense	–	(2,823)
Total Other Income (Expense)	–	(115,638)

Net Income (Loss)	$–	$(417,934)

Members Capital, Beginning of the Period	$–	$(28,404)

Members’ Capital, End of the Period	$–	$(446,338)

The accompanying notes are an integral part of these financial statements.

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MCI Income Fund VII, LLC

Statement of Cash Flows

	Quarter Ended June 30, 2024	Quarter Ended June 30, 2025

Cash flows from operating activities
Net Income (loss)	$–	$(417,934)
Changes in operating assets and liabilities, net
Accounts receivable	–	(23,041)
Advances on notes receivable - related party	–	(3,630,000)
Accounts payable - related parties	–	161,734
Net cash used in operating activates	–	(3,909,241)

Cash flows from financing activities
Issuance of bonds	–	4,247,097
Net cash provided by financing activities	–	4,247,097

Cash flows from investing activities
Net cash provided by (used in) financing activities	–	–

Increase (decrease) in cash and cash equivalents	$–	$337,856

Cash and cash equivalents, at beginning of period	$–	$(28,404)

Cash and cash equivalents, end of period	$–	$309,452

The accompanying notes are an integral part of these financial statements.

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MCI Income Fund VII, LLC

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

MCI Income Fund VII, LLC (the Company), is a Delaware limited liability company formed to originate loans collateralized by residential and commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage residential and commercial real estate loans and securities. Megatel Capital Investment, LLC is the Manager of the Company. The Company is headquartered in Dallas, Texas.

The Company was formed on August 29, 2022. The Company anticipates raising a maximum of $55 million of capital in the form of bonds pursuant to an exemption from registration under the amendments to Regulation A (“Regulation A +”) of the Jumpstart Our Business Startups Act of 2020 (the “JOBS act”), which amended section 3(b) of the Securities Act of 1933. The Company’s term is indefinite as of June 30, 2025.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Member Liability

A member is not personally liable or bound for the expenses, liabilities or obligations of the Company beyond the amount of such member’s capital contributions as defined in the company agreement. No member shall be obligated to provide additional capital contributions outside the “original capital contribution” made upon admission to the Company or to make a loan to the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased, to be cash and cash equivalents. The Company maintains cash balances in financial institution transactional accounts in Texas, which at times may exceed insured limits. The Company is exposed to credit risk due to current market conditions but has not experienced any loss in such accounts and does not anticipate any loss as a result of such credit risk.

Accounts Receivable, Notes Receivable and Allowance for Losses

Accounts receivable are stated at amortized cost. Management individually reviews all accounts receivable balances by customer. Management determines whether an allowance for credit losses is necessary using historical loss information by again category adjusted for current economic conditions and reasonable and supportable forecasts. The company provides for estimated uncollectible amounts through a charge to earnings and a credit to the allowance for expected credit losses. Balances that remain outstanding after the Company has used all reasonable collection efforts are written off through a charge to the allowance for estimated credit losses and a credit to accounts receivable. Balances are charged off against the allowance when management believes there is no possibility of recovery.

Notes receivable are stated at unpaid principal balances. Interest on the notes receivable is recognized over the term of the note and is calculated using the simple-interest method on principal amounts outstanding.

Notes receivable are charged-off to expense when they are deemed uncollectible. Management’s periodic evaluation of uncollectible notes receivable is based on past loss experience, known and other risks inherent in the portfolio, specific impaired notes receivable, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and current economic conditions.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable, Notes Receivable and Allowance for Losses (Continued)

The Company considers a note uncollectible when based on current information or factors, it is probable that the Company will not collect the principal and interest payments according to the note agreement. Management considers many factors in determining whether a note is impaired, such as payment history and value of collateral. At June 30, 2025, no notes receivable are considered uncollectible and no notes receivable have been charged off during 2025. There were no notes receivable issued or outstanding as of December 31, 2024.

Bonds Payable

The Company issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

Revenue Recognition

Revenue is derived from interest income earned on notes receivable from related parties. Interest income is recognized on the accrual basis of accounting, based on the terms of the note receivable agreement. As of June 30th, 2025, the Company has not issued notes receivable due from related parties and has recognized interest income from related parties.

Expense Recognition

Operating and other related expense are recorded on an accrual basis as incurred.

Income Taxes

The Company has elected to be taxed as a partnership. In lieu of corporation income taxes, the members of the Company are responsible for their pro-rata share of The Company’s taxable income.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. No interest and penalties have been accrued as of June 30th, 2025.

Use of Estimates

In preparing the Company’s financial statements, management is required to make estimates and assumptions that affect the collectability of the notes receivable – related parties and the accrued interest on the notes payable, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. It is at least reasonably possible that the estimates will change materially in the near term.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allocation of Net Income and Loss

The operating agreement provides detailed provisions regarding the allocation of net income and losses among the members of the Company. Generally, items of income and expense are allocated among members in proportion to their applicable membership interest. Members of the Company should refer to the operating agreement for a complete description of the membership provisions.

Variable Interest Entities

Generally accepted accounting principles provide a framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its financial statements. In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinate financial support, (2) has a group of equity owners that are unable to direct the activities of the entity that most significantly impact its economic performance, or (3) has a group of equity owners that do not have the obligation to absorb losses of the entity or the right to receive returns of the entity. A VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE that is considered a variable interest (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation the primary beneficiary generally must initially record all the VIE’s assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. At June 30th, 2025, the Company evaluated the MCI, LLC against the criteria for consolidation and determined that it is not the primary beneficiary of this entity as the Company does not bear the risk of loss for any non-payment of related liabilities incurred by the entity. Therefore, consolidation in the Company’s financial statements is not required. As disclosed in Note 4 below, the Company’s only activity with MCI, LLC for the year ended June 30th, 2025, was related to payments made on the Company’s behalf by MCI, LLC. There was no activity with MCI, LLC for the quarter ended June 30th, 2025.

Future Accounting Pronouncement

In November 2024, the FASB issued ASU Update No. 2024-03 Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. Under the new guidance, companies will provide more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; general and administrative, and research and development). The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early application of the amendments in this ASU is permitted.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025- 05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in ASU 2025-05 provide (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance in ASU 2025-05 will be effective for fiscal years beginning after December 15, 2025. Early adoption is permitted.

The Company is currently evaluating these recent pronouncements to determine the impact they will have on the consolidated financial statements.

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3.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following as of:

The components of accounts receivable consist of the following as of:

	June 30, 2025	December 31, 2024

Bond proceeds receivable	$–	$48,300

There were no accounts receivable at January 1, 2024. As of June 30, 2025 and December 31, 2024 , the allowance for credit losses was not material. There were no additions to the allowance for credit losses, write-offs charged against the allowance or recoveries of previously reserved for balances.

4.	BONDS PAYABLE

After the close of the initial bond issuance and first full quarter of operations, the Company anticipates making monthly interest payments to the A and B bondholders at a rate of 7.00% - 9.00% and 7.50% - 9.50% per annum, respectively. The bonds will be secured by the underlying liens form the loans made to related parties. The bonds will mature on June 30th of the fourth year following the initial year of issuance of the applicable series of bonds. The bonds will automatically renew at the same interest rate for two additional three-year terms, unless redeemed upon maturity at the Company’s or bondholder’s election.

The bonds will be redeemable beginning June 30, 2029, at a rate of 10.00% per quarter unless the load from issuing the bonds has not been fully recovered, then the bonds will redeem at 5.00% per quarter.

The Company has issued bonds in the amount of $4,247,097 and $758,000 as June 30,2025 and December 31, 2024, respectively.

5.	RELATED PARTY TRANSACTIONS

Notes Receivable – Related Party

The Company has notes receivable. The notes bear interest at 11% which is due monthly, with the principal amount due at the earlier of the sale of the land or house financed or December 2031. The notes receivable are secured by either a primary or secondary lien deeds of trust on the property financed. The outstanding balance on the notes receivable totaled $3,630,000 and $- at June 30, 2025 and December 31, 2024, respectively. Interest receivable from these notes totaled $23,041 and $- at June 30, 2025 and December 31, 2024, respectively.

Accounts Payable – Related Parties

At June 30th, 2025 and December 31, 2024, accounts payable – related party totaled $115,638 and $14,213, respectively, and represents amount owed to the Company’s sponsor, MCI, LLC for organization and offering expense (“O&O”) reimbursements and investor dividends paid on behalf of the Company.

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6.	COMMITMENTS AND CONTINGENCIES

The Managing Member has incurred and will continue to incur organizational and offering expenses which are reimbursable from the Company, at 2% of total gross proceeds from the bond offerings. Organizational and offering costs include all costs and expenses to be paid by the Company in connection with the formation of the Company and the offering, including the Company’s legal, accounting, printing, mailing and filing fees, charges of our escrow agent, reimbursement of our dealer manager and participating broker-dealers for due diligence expenses, and other costs in connection with administrative oversight of the offering and the marketing process. The Company expenses organization costs as incurred. As of June 30th, 2025 and December 31, 2024, organizational costs expensed were $325,337 and $15,350, respectively, and included on the statements of operations and changes in members’ deficit as operating expenses

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MCI Development 1, LLC and Subsidiary

Consolidated Balance Sheets

	December 31, 2024	June 30, 2025
Assets
Current Assets
Cash and Cash Equivalents	$55,293	$2,107,637
Accounts Receivable - Other	150	–
Accounts Receivable - Related Party	–	645,667
Inventory	18,950,154	29,725,845
Total Current Assets	19,005,597	32,479,149

Long-Term Assets
Property and Equipment, net	25,568	519,406
Total Long-Term Assets	25,568	519,406

Total Assets	$19,031,165	$32,998,555

Liabilities and Members’ Deficit

Current Liabilities
Notes Payable, Current	$2,671,500	$21,235,504
Notes Payable, Related Parties	16,178,186	14,992,031
Deferred Income	3,882,321	3,484,944
Accounts Payable	–	1,061,293
Total Current Liabilities	22,732,007	40,773,772

Long-Term Liabilities
Notes Payable, net of current portion	–	–
Total Long-Term Liabilities	–	–

Total Liabilities	22,732,007	40,773,772

Members’ Deficit	(3,700,842)	(7,775,217)

Total Liabilities and Members’ Deficit	$19,031,165	$32,998,555

The accompanying notes are an integral part of these financial statements.

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MCI Development 1, LLC and Subsidiary

Consolidated Statements of Operations and Changes in Members' Deficit

	Quarter Ended June 30, 2024	Quarter Ended June 30, 2025

Revenue	$12,994,000	$5,273,000

Cost of Sales	10,254,056	4,904,978

Gross Profit	2,689,944	368,022

Operating Expenses
General and administrative	495,954	361,511
Depreciation	—	3 ,602
Total Operating Expenses	495,954	365,113

Operating Income (Loss)	2,193,990	2 ,909

Other Income (Expense)
Interest Income	—	—
Miscellaneous Income	—	—
Interest Expense	—	—
Other Expense	—	—
Total Other Income (Expense)	—	—

Net Income (Loss)	$2,193,990	$2 ,909

Members’ Deficit, Beginning of the Period	$(11,596,268)	$(3,700,842)

Contributions	$1,734,954	$10,247,946

Distributions	$—	$(14,325,230)

Members’ Deficit, End of the Period	$(7,667,324)	$(7,775,217)

The accompanying notes are an integral part of these financial statements.

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MCI Development 1, LLC

Consolidated Statement of Cash Flows

	Quarter Ended June 30, 2024	Quarter Ended June 30, 2025
Cash flows from operating activities
Net income (loss)	$2,193,990	$2 ,909
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	—	3 ,602
Changes in operating assets and liabilities, net
Accounts receivable - other	34,209	150
Accounts receivable - related party	—	(645,667)
Inventory	7,784,977	(10,775,691)
Deferred income	(304,157)	(397,377)
Other liabilities	7,224	1,061,293
Net cash provided by (used in) operating activities	9,716,243	(10,750,781)

Cash flows from investing activities
Purchases of property and equipment	—	(497,440)
Net cash provided by (used in) investing activities	—	(497,440)

Cash flows from financing activities
Contributions from members	1,734,954	10,247,946
Distributions to members		(14,325,230)
Proceeds from notes payable	(3,596,613)	33,556,035
Payments on notes payable	750,000	—
Proceeds from notes payable - related parties	(11,442,377)	—
Payments on notes payable - related parties	924,790	(16,178,186)
Net cash provided by (used in) financing activities	(11,629,246)	13,300,565

Increase (decrease) in cash and cash equivalents	$(1,913,003)	$2,052,344

Cash and cash equivalents, at beginning of year	$1,965,477	$55,293

Cash and cash equivalents, end of year	$52,474	$2,107,637

The accompanying notes are an integral part of these financial statements.

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MCI Development 1, LLC

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

MCI Development 1, LLC and Subsidiary (the “Company”) were formed for the acquisition of: (A) parcels of real property (including but not limited to raw/unentitled land and/or finished lots) (i) for development into single-family residential lots, (ii) for the construction of single-family homes to be marketed and sold to homebuyers, (iii) for the construction of condominiums to be marketed and sold to homebuyers, and (iv) for the development and/or construction of multi-family residential communities, (v) for the development and/or construction of storage facilities, retail, and/or other commercial real estate assets, or mixed-use properties; (B) the acquisition of existing single-family homes to be redeveloped, renovated, and/or repositioned for marketing and sale; (C) the acquisition of existing multi- family properties to be redeveloped, renovated, and/or repositioned for marketing and sale, and/or (D) the acquisition of existing commercial properties to be redeveloped, renovated, and/or repositioned for marketing and sale. The land and real property to be acquired, developed and constructed will be financed through MCI Income Fund VII, LLC (a related party under common control), third party lenders, as well as capital contributions from the Company’s members, pursuant to the capital call provisions of its limited liability company agreement. Construction, development, marketing and sales services associated with projects undertaken by the Company will be provided by contracted vendors, which may be affiliates of the Company or third parties, pursuant to contractual arrangements agreed to at the time such services are engaged.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the following entities:

•	MCI Development 1, LLC (a Wyoming Limited Liability Company)
•	Megatel Venetian, LLC (a Texas Limited Liability Company) MCI Development 1, LLC was formed on August 26, 2022.

MCI Development 1, LLC was formed on August 26, 2022.

Megatel Venetian, LLC was formed on June 9, 2021 for the construction and sale of a lagoon community and housing development in the state of Texas. Effective June 17, 2025, MCI Development 1, LLC became the 100% owner of Megatel Venetian, LLC (see Note 10 regarding the impact of the change in reporting entity).

All intercompany accounts and transactions are eliminated in consolidation.

Member Liability

A member is not personally liable or bound for the expenses, liabilities or obligations of the Company beyond the amount of such member’s capital contributions as defined in the company agreement. No member shall be obligated to provide additional capital contributions outside the “original capital contribution” made upon admission to the Company or to make a loan to the Company.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased, to be cash. The Company maintains cash balances in financial institution transactional accounts in Texas, which at times may exceed insured limits. The Company is exposed to credit risk due to current market conditions but has not experienced any loss in such accounts and does not anticipate any loss as a result of such credit risk.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventory

Inventory consists of costs incurred in the construction of homes and lots. Inventory is stated at the lower of cost and net realizable value. Net realizable value is equal to the estimated sales price of the property in the ordinary course of business, less reasonably predictable costs of completion.

Construction in progress and finished homes

Construction in progress and finished homes includes the costs of lot acquisition and home construction, capitalized interest, real estate taxes and direct overhead costs incurred during development and home construction. Costs incurred after the homes are substantially complete, such as utilities, maintenance, and cleaning, are charged to selling, general and administrative (SG&A) expense as incurred. All indirect overhead costs, such as compensation of sales and the costs of advertising and builder’s risk insurance are charged to SG&A expense as incurred. All costs are recorded under inventory until the home is sold, with the exception of model homes, which are expensed as a selling expense when substantially complete.

Model Homes

The model homes are valued at cost. Cost includes the construction of the home, interest charges or any other costs incurred.

Capitalized Interest

The Company capitalizes interest costs incurred to inventory during construction. Capitalized interest is charged to cost of sales as the related inventory is delivered to the buyer.

Property and Equipment

Property and equipment are recorded at cost. The straight-line method of depreciation is followed for substantially all assets for financial reporting purposes, but accelerated methods are used for tax purposes. The cost of maintenance and repairs is charged to operations as incurred. When equipment is retired or otherwise disposed, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is reflected in income.

Revenue Recognition

The construction time of the Company’s homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. Closing normally occurs shortly after construction is substantially completed. The Company’s performance obligation to deliver the agreed-upon property, is generally satisfied in less than one year from the original contract date.

Based upon the current accounting rules and interpretations, the Company does not believe that any of its current or future communities currently qualify or will qualify in the future for percentage of completion accounting and therefore utilizes the deposit method for revenue recognition.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Expense Recognition

All costs incurred during the development and construction of the property are capitalized and recorded as inventory and recognized as cost of sales upon closing of the property. Costs incurred after the properties are completed are charged to selling, general and administrative (“SG&A”) as incurred. Operating and other related expense are expensed as incurred.

Income Taxes

The Company has elected to be taxed as a partnership. In lieu of corporation income taxes, the members of the Company are responsible for their pro-rata share of The Company’s taxable income.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. No interest and penalties have been accrued as of December 31, 2024 or June 30th, 2025.

Use of Estimates

In preparing the Company’s financial statements, management is required to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates. It is at least reasonably possible that the estimates will change materially in the near term.

Warranty

The Company provides its homebuyers with limited warranties on the homes it sells for defects in structural components, mechanical systems, and other construction components of the home. The Company expenses the costs of warranty claims when incurred. The Company utilizes a third party for insurance coverage.

Entities Under Common Control

With respect to entities under common control, the Company has elected to apply the alternative accounting and disclosures provided to private companies by generally accepted accounting principles related to entities under common control. Accordingly, the following entities have not been evaluated under the guidance in the Variable Interest Entities (“VIE”) subsections of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810.

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3.	INVENTORY

Inventory consists of capitalized costs for construction in progress and finished homes. Inventory consists of the following at:

	December 31, 2024	June 30, 2025

Model homes	$3,432,582	$3,432,582
Speculative and customer homes in progress	15,517,572	26,293,263
	$18,950,154	$29,725,845

4.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	December 31, 2024	June 30, 2025
House plans	$2,420	2,420
Vehicles	40,799	40,799
Model Furniture	–	497,440
	43,219	540,659
Less: accumulated depreciation and amortization	(17,651)	(21,253)
	$25,568	$519,406

Property and equipment is depreciated over their estimated useful lives using the straight-line method. The Company utilizes an estimated useful life of 7 years for the house plans, 5 years for vehicles and 5 years for Model Furniture.

5.	NOTES PAYABLE

The Company has loans with various banks and financing entities to fund the construction of homes and lot purchases. The Company obtains funding from various banks within the areas which they operate. The interest rates on these loans range from 8.00% to 13.00%. The notes are collateralized by the respective speculative homes, model homes, lots purchased to be developed, and customer homes under construction. The notes payable are considered due at the earlier of the sale of the property that serves as the collateral for the debt or maturity. While the loans mature at various dates, the Company expects the properties associated with the debt will be sold within one year and therefore consider the notes payable due within one year. The outstanding loan balances total $2,671,500 and $21,235,504 at December 31, 2024 and June 30, 2025, respectively.

6.	DEFERRED INCOME

Deferred income consists of customer earnest money on home contracts from customers. The Company collects earnest money in advance from customers to secure the construction or purchase of a home. The amount of earnest money typically ranges between 3-20% of the purchase price of the house. The earnest money is considered non- refundable after 14 days. Upon sale, the earnest money is netted against the purchase price of the customer’s house. Earnest money collected in advance from customers totaled $3,882,321 and $3,484,944 at December 31, 2024 and June 30, 2025, respectively.

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7.	MEMBERS’ EQUITY

The operations of the Company are governed by the Company agreements of the individual entities that comprise the Company. No members will be liable for additional calls in excess of the original commitment.

The operating agreements provides detailed provisions regarding the allocation of net income and losses among the members of the Company. Generally, items of income and expense are allocated among members in proportion to their applicable membership interests. Members of the Company should refer to the operating agreements for a complete description of the membership provisions.

8.	RELATED PARTY TRANSACTIONS

Notes Payable – Related Parties

The Company has notes payable due to MCI Preferred Equity Fund, LLC, MCI Preferred Income Fund II, LLC, MCI Preferred Income Fund IV, LLC, MCI Preferred Income Fund V-A, LLC, MCI Preferred Income Fund VI, LCC, and MCI Income Fund VII, LLC, which are entities under common control. The notes bear interest at rates ranging from 8% to 13% which is due monthly, with the principal due at the earlier of the sale of the home or land that serves as collateral for the loan or maturity which ranges from October 1, 2025 to December 1, 2029. Notes payable – related parties was $16,178,186 and $14,992,031 at December 31, 2024 and June 30, 2025, respectively.

Accounts Receivable – Related Parties

During 2024, the Company paid expenses on behalf of entities under common control and remaining unpaid amounts have been included in accounts receivable – related parties. The Company has accounts receivable – related parties due from the following entities.

9.	COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved in matters resulting from the ordinary course of business. While the ultimate results of these matters cannot be determined, management does not expect that these matters will have a material, adverse effect on the combined financial statements.

10.	CHANGE IN REPORTING ENTITY

June 6, 2025, MCI Development 1, LLC became the 100% owner of Megatel Venetian, LLC. This ownership was transferred from an entity under common control. As a result of this change in ownership, the December 31, 2024 balances presented on the accompanying consolidated balance sheets, consolidated statements of operations and changes in members’ deficit, and cash flows, have been retrospectively adjusted to include the balances and activity of Megatel Venetian, LLC.

The change in reporting entity resulted in the following changes to the consolidated balance sheet as of December 31, 2024: current assets increased from $253 to $19,005,597, total assets increased from $253 to $19,031,165, current liabilities and total liabilities increased from $- to 22,732,007, members’ equity decreased from $253 to a members’ deficit of $3,700,842.

The change in reporting entity resulted in the following changes to the consolidated statement of operations and changes in members’ deficit for the period ending December 31, 2024 : gross profit increased from $- to $3,552,557, operating income increased from $- to $2,694,186, net income increased from a loss of $897 to net income of $2,640,966, members capital, beginning of the year decreased from $- to a members’ deficit of $11,596,268, members’ ending capital decreased from $253 to a deficit of $3,700,842.

The change in reporting entity resulted in the following changes to the consolidated statement of cash flows for the period ending December 31, 2024: Cash flows from operating activities increased from cash flows used in operating activities of $897 to net cash provided by operating activities of 15,412,626, cash flows from investing activities decreased from $1150 to net cash used in investing activities of $40,798, and cash flows from financing activities decreased from $- to net cash used in financing activities of $17,282,012. Overall there was a change in cash and cash equivalents from an increase of $253 to a decrease of $1,910,184 for the period ending December 31, 2024.

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ITEM 4: EXHIBITS

Exhibit
Number	Exhibit Description

(1)(a)	Managing Broker-Dealer Agreement by and between Primus Financial Services, LLC and MCI Income Fund VII, LLC *

(2)(a)	Certificate of Formation of MCI Income Fund VII, LLC *

(2)(b)	Limited Liability Company Agreement of MCI Income Fund VII, LLC *

(3)(a)	Indenture *

(3)(b)	Form of Class A Bond, as amended *

(3)(c)	Form of Class B Bond, as amended *

(3)(d)	Pledge and Security Agreement *

(3)(e)	Form of Promissory Note *

(3)(f)	First Amendment to Indenture *

(4)	Subscription Agreement *

(11)(a)	Consent of Lane Gorman Trubitt, LLC, MCI Development 1, LLC - dated July 21, 2025 *

(11)(b)	Consent of Lane Gorman Trubitt, LLC, MCI Income Fund VII, LLC - dated July 21, 2025 *

(12)	Opinion of Whiteford, Taylor & Preston, LLP regarding legality of the Bonds *

(99)	MCI Income VII, LLC Loan Policies and Procedures *

__________________________

*	Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 29, 2025.

MCI Income Fund VII, LLC,

a Delaware limited liability company

By:	MCI HOLDINGS, LLC
Its: Sole Member

	By:	/s/ Arash Afzalipour
Name: Arash Afzalipour
Its: Co-President

	By:	/s/ Armin Afzalipour
Name: Armin Afzalipour
Its: Co-President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Armin Afzalipour

Name: Armin Afzalipour

Its: Co-President

(Principal Executive Officer)

By: /s/ Richard Wygle

Name: Richard Wygle

Its: Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

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